

April 12, 2012

Via E-mail
Mr. Kenneth A. Lewis
Chief Financial Officer
Franklin Resources Inc.
One Franklin Parkway
San Mateo, California 94403

    Re: Franklin Resources Inc.
              Form 10-K for the fiscal year ended September 30, 2011
              Filed November 15, 2011
              File No. 1-9318

Dear Mr. Lewis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief